BLACKROCK BOND FUND, INC.
800 Scudders Mill Road
Plainsboro, New Jersey 08536

July 16, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:	BlackRock Bond Fund, a series of BlackRock Bond Fund, Inc. Registration Statement on Form N-14 (File No.: 333-143567)

Ladies and Gentlemen:

        We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective at 10:00 a.m. on Tuesday, July 17, 2007, or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 1 with the Securities and Exchange Commission (the “Commission”).

We hereby acknowledge that:

1.	Should the Commission, or the staff of the Commission (the “Staff”) acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.	The action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the above-captioned Registration Statement effective, does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

BLACKROCK BOND FUND, INC., on behalf of BLACKROCK BOND FUND

By:	/s/ Alice A. Pellegrino Name: Alice A. Pellegrino Title: Secretary